SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/9/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

7,160

8. SHARED VOTING POWER
1,500

9. SOLE DISPOSITIVE POWER

102,519_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

107,072

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.86%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

33,050

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

33,050__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
33,050

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.73%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes Amendment # 3 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The reporting persons have sent the attached letter (Exhibit 1) to Gyrodyne.

Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
  a. As per the quarterly report filed on 2/28/05 there were 1,208,870 shares of common stock outstanding as of 1/31/05. The percentages set forth in this item were derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 107,072 shares of GYRO or 8.86% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 33,050 shares or 2.73% of the outstanding shares.

  b.   Power to dispose of securities resides solely with Mr.
     Goldstein for 107,072 shares. Power to vote securities resides solely with Mr. Goldstein for 7,160 shares and jointly for 1,500 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 33,050 shares.

  c. During the last 60 days the following shares of GYRO were purchased (there were no sales);(does not include purchases reported in previous filings.)

Phillip Goldstein
11/2/05   100 @ 44
10/17/05  700 @ 44

  d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
     Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
Exhibit 1. Letter to Gyrodyne

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 11/9/05

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos


Exhibit 1.

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   November 9, 2005



Stephen V. Maroney
President & CEO
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Steve:

We read the letter filed by Nani Moaz and Matt Brand to Paul Lamb and you requesting that the annual shareholder meeting for Gyrodyne be postponed. We agree. Until the board has articulated a plan for maximizing value, it is virtually impossible for shareholders to cast an informed vote for directors.

Therefore, we were dismayed to see a preliminary proxy statement filed by the board on Monday that does not even reference the taking last week by SUNY of 245 acres of the Flowerfield property. For example, in proposing a bylaw allowing shareholders to call a special meeting, the supporting statement says: "The interests of the shareholders would best be served if the Company's resources were utilized to operate and grow the Company's business and profitability."

What business? As we all know, Gyrodoyne now consists primarily of land and land-based assets that produce negligible income plus the expected value of any future payments for the Flowerfield property. We want to see Gyrodyne's value maximized within a reasonable time period. Without an announced plan to accomplish that goal that enjoys broad shareholder support we have to consider whether to launch a proxy contest. However, that would divert management from formulating and implementing a plan to maximize shareholder value. Therefore, it just makes good sense at this critical juncture in Gyrodyne's history to have shareholders and the board on the same page.

Please postpone the annual meeting until a plan to maximize shareholder value is announced. Thank you.

                                   Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager